Filed by Bunge Limited
Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Corn Products International, Inc.
Commission File No.: 001-13397

Dear Colleagues,

I am pleased to announce that Bunge has signed a definitive agreement to acquire Corn Products, a leading corn wet miller and manufacturer of sweeteners, starches and ingredients used by food and industrial customers.  Corn Products has approximately 7,000 employees and operations in 15 countries across North and South America, Africa and Asia.

When finalized, the combination of Bunge and Corn Products will make us a true global leader in the corn value chain, with dry and wet milling operations and an array of higher-value products.  Overall, we will be a stronger and more integrated agribusiness and food company, serving more customers in more countries with more products.  Importantly, we will also have an improved platform on which to grow our entire business.

One of Bunge’s four strategic pillars is to expand into new value chains that complement our existing operations.  Corn wet milling is just such a chain.  By leveraging our expertise and operations, we will generate additional value from Corn Products’ businesses.  At the same time, by integrating the people, products and operations of Corn Products into Bunge, we will be able to do more with our existing businesses.

We see a host of opportunities to:

•                  Serve common customers in the food processor, brewing, bakery and animal feed markets with a larger product offering;

•                  Leverage sales forces and distribution channels to increase our presence in important market segments (an existing Bunge/Corn Products partnership in Brazil has already shown this can work);

•                  Build our combined presence in North and South America;

•                  Create opportunities for Bunge to expand in important geographies, such as Mexico, other parts of South America, Pakistan and Africa, where Corn Products has strong positions, and to extend Corn Products’ operations deeper into India, China and Southeast Asia, where Bunge is well-established;

•                  Apply Bunge’s, logistics and risk management expertise to generate incremental value from Corn Products’ operations; and

•                  Build a stronger product development function.

All of these opportunities make this acquisition a transformational step that will enable us to build an even better company.

Additionally, it makes good sense economically.  Corn Products has a strong balance sheet and is a solid generator of cash flow.  Given that Corn Products shareholders will become Bunge shareholders upon the close of the deal, both Corn Products and Bunge investors will benefit from the long-term potential of the larger company, which, due to its broader product portfolio and greater geographic balance, will have more diverse earnings streams.

So what are the next steps?

We expect the acquisition to close in the fourth quarter of this year.  In the meantime, we will set up a team that will study the best way to integrate Corn Products’ operations into Bunge.  We have done this many times before, on large and small scales, and, as in the past, we will approach all decisions in a studied, fair and transparent manner.  Our values of integrity and openness and trust will be at the forefront of our minds.  You will be kept apprised of major decisions, and, of course, you can get answers to questions by speaking to your managers or members of the integration team.

This transaction is about growth and as such, we do not anticipate any plant closures as a direct result of this transaction.  However, there will likely be some overlap, primarily in administrative areas, which will lead to some staffing adjustments.

It is important to emphasize that the combination of Bunge and Corn Products is an opportunity to create something even greater than we have today—a stronger company with more opportunities for the enterprise and its employees.

I am confident that we will realize these opportunities.  I know I can count on your support, and I thank you as always for your dedication to Bunge.

Best regards,

Alberto Weisser

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Cautionary Statement Concerning Forward-Looking Statements

This press release contains “forward-looking statements”, including, among other statements, statements regarding the proposed merger between Bunge Limited and Corn Products International, Inc. and the anticipated consequences and benefits of such transaction.  Statements made in the future tense, and words such as “anticipate”, “expect”, “project”, “continue”, “believe”, “plan”, “estimate”, “intend”, “will”, “may” and similar expressions are intended to identify forward-looking statements.  These statements are based on current expectations, but are subject to certain risks and uncertainties, many of which are difficult to predict and are beyond the control of Bunge and Corn Products.

Relevant risks and uncertainties include those referenced in Bunge’s and Corn Products’ filings with the Securities and Exchange Commission (the “SEC”) which can be obtained as described in “Additional Information” below.  Risks and uncertainties relating to the proposed merger include:  required regulatory approvals may not be obtained in a timely manner, if at all; the proposed merger may not be consummated; the anticipated benefits of the proposed merger, including synergies, may not be realized; and the integration of Corn Products’ operations with those of Bunge may be materially delayed or may be more costly or difficult than expected.  These risks and uncertainties could cause actual results to differ materially from those expressed in or implied by the forward-looking statements, and therefore should be carefully considered.  Bunge assumes no obligation to update any forward-looking statements as a result of new information or future events or developments.

This news release may contain certain non-GAAP financial measures. Reconciliations of the non-GAAP financial measures to the most directly comparable GAAP financial measures are available on Bunge’s website at http://www.bunge.com/about-bunge/investor-info.html under “Investor Presentations.”

Additional Information

This material is not a substitute for the joint proxy statement/prospectus and any other documents Bunge Limited and Corn Products International, Inc. intend to file with the SEC in connection with the proposed merger.  Investors and securityholders are urged to carefully read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, because it will contain important information.  The joint proxy statement/prospectus will be, and other documents filed or to be filed by Bunge and Corn Products with the SEC are or will be, available free of charge at the SEC’s web site (www.sec.gov), by accessing Bunge’s website at www.bunge.com under the tab “About Bunge” and then under the heading “Investor Information” and from Bunge by directing a request to Bunge Limited, 50 Main Street, White Plains, NY 10606, Attention: Investor Relations, and by accessing Corn Products’ website at www.cornproducts.com under the tab “Investors” and then under the heading “Financial Reports” and then under the heading “SEC Filings” and from Corn Products by directing a request to Corn Products International, Inc., 5 Westbrook Corporate Center Westchester, IL 60154, Attention: Investor Relations.

Neither Bunge nor Corn Products is currently engaged in a solicitation of proxies from the securityholders of Bunge or Corn Products in connection with the proposed merger.  If a proxy solicitation commences, Bunge, Corn Products and their respective directors, executive officers and other employees may be deemed to be participants in such solicitation.  Information about Bunge’s directors and executive officers is available in Bunge’s proxy statement, dated April 16, 2008, for its 2008 annual meeting of shareholders and in Bunge’s most recent filing on Form 10-K.  Information about Corn Products’ directors and executive officers is available in Corn Products’ proxy statement, dated April 4, 2008, for its 2008 annual meeting of stockholders and in Corn Products’ most recent filing on Form 10-K.  Additional information about the interests of potential participants will be included in the joint proxy statement/prospectus when it becomes available.